Exhibit 99.1

ARB IOT GROUP LIMITED

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2023

	Note	As of 31 December 2023	As of 30 June 2023	As of 31 December 2023
		RM	RM	USD

Assets
Current assets
Cash and bank balances	4	53,629,874	56,183,612	11,671,355
Trade receivables	5	2,700,000	38,356,692	587,595
Other receivables, deposits and prepayments	6	15,858,537	5,470,576	3,451,259
Amount due from related companies	7	-	67,175,000	-
Current tax asset		20,849	20,849	4,537
Total current assets		72,209,260	167,206,729	15,714,746

Non-current assets
Property, plant and equipment	8	106,454,426	111,606,553	23,167,448
Right-of-use asset	9	197,240	259,526	42,925
Intangible asset	10	89,910,872	116,630,856	19,567,110
Total non-current assets		196,562,538	228,496,935	42,777,483

Total assets		268,771,798	395,703,664	58,492,229

Liabilities

Current liabilities
Trade payables	11	-	7,102,712	-
Other payables and accruals	12	162,135,892	1,689,557	35,285,286
Amount due to related companies	7	-	27,900,000	-
Amount due to holding companies	7	-	21,500,000	-
Current tax liability		86,026	64,393	18,722
Lease liabilities	9	124,780	121,693	27,156
Total current liabilities		162,346,698	58,378,355	35,331,164

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2023 (CONT’D)

	Note	As of 31 December 2023	As of 30 June 2023	As of 31 December 2023
		RM	RM	USD

Non-current liabilities
Deferred tax liabilities	13	5,183,693	18,348,653	1,128,116
Lease liabilities	9	75,728	138,899	16,480
Total non-current liabilities		5,259,421	18,487,552	1,144,596

Total liabilities		167,606,119	76,865,907	36,475,760

Net assets		101,165,679	318,837,757	22,016,469

EQUITY

Share capital	14	23,308,795	23,308,795	5,072,643
Capital contribution	15	-	164,575,283	-
Reserves		77,752,579	130,859,521	16,921,127
Equity attributable to owners of the Company		101,061,374	318,743,599	21,993,770
Non-controlling interests	16	104,305	94,158	22,699
TOTAL EQUITY		101,165,679	318,837,757	22,016,469

The accompanying notes are an integral part of these consolidated financial statements

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

FOR THE PERIOD ENDED 31 DECEMBER 2023

		Six Months Ended
	Note	31 December 2023	31 December 2022	31 December 2023
		RM	RM	USD

Revenue	17	31,622,948	123,521,552	6,882,034
Cost of sale		(49,203,982)	(108,687,226)	(10,708,157)
Gross (loss)/profit		(17,581,034)	14,834,326	(3,826,123)
Other income		1,004,286	221,508	218,561
Administrative expenses		(45,894,179)	(12,627,450)	(9,987,852)
Other operating expenses		(315,941)	-	(68,758)
Finance costs		(5,916)	(1,578)	(1,287)
(Loss)/Profit before tax	18	(62,792,784)	2,426,806	(13,665,459)
Tax expense	19	12,927,194	2,505,942	2,813,318
Profit for the financial period		(49,865,590)	4,932,748	(10,852,141)
Other comprehensive income for the financial period, net of tax
Items that may be reclassified subsequently to profit or loss:
Gain on foreign currency translation		3,070,107	(11,033)	668,141
Total comprehensive (loss)/income for the financial period		(46,795,483)	4,921,715	(10,184,000)
(Loss)/Profit for the financial period attributable to:
Owners of the Company		(50,177,049)	3,670,221	(10,919,923)
Non-controlling interests	16	311,459	1,262,527	67,782
		(49,865,590)	4,932,748	(10,852,141)
Total comprehensive (loss)/income attributable to:
Owners of the Company		(47,106,942)	3,659,188	(10,251,782)
Non-controlling interests		311,459	1,262,527	67,782
		(46,795,483)	4,921,715	(10,184,000)

Weighted average shares outstanding:
Basic	20	21,999,658	18,396,739	21,999,658
Diluted	20	21,999,658	18,396,739	21,999,658

(Loss)/Earnings per share attributable to Owners of the Company:
Basic	20	(2.28)	0.20	(0.50)
Diluted	20	(2.28)	0.20	(0.50)

The accompanying notes are an integral part of these consolidated financial statements

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD ENDED 31 DECEMBER 2023

					Total
			Exchange		attributable	Non-
	Share	Capital	translation	Retained	to Owners	controlling	Total
	capital	contribution	reserve	earnings	the Company	interests	equity
	RM	RM	RM	RM	RM	RM	RM

Balance at 30 June 2022	4,416	192,175,283	(6)	101,972,912	294,152,605	342,343	294,494,948
Profit for the financial period	-	-	-	3,670,221	3,670,221	1,262,527	4,932,748
Loss on foreign currency translations	-	-	(11,033)	-	(11,033)	-	(11,033)
Total and other comprehensive (loss)/income	-	-	(11,033)	3,670,221	3,659,188	1,262,527	4,921,715

Transaction with Owners
Repayment of capital contribution	-	(6,600,000)	-	-	(6,600,000)	-	(6,600,000)
Issuance of shares	6,807	-	-	-	6,807	-	6,807
Total transaction with Owners	6,807	(6,600,000)	-	-	(6,593,193)	-	(6,593,193)
Balance at 31 December 2022	11,223	185,575,283	(11,039)	105,643,133	291,218,600	1,604,870	292,823,470

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD ENDED 31 DECEMBER 2023 (CONT’D)

					Total
			Exchange		attributable	Non-
	Share	Capital	translation	Retained	to Owners	controlling	Total
	capital	contribution	reserve	earnings	the Company	interests	equity
	RM	RM	RM	RM	RM	RM	RM

Balance at 30 June 2023	23,308,795	164,575,283	1,100,190	129,759,331	318,743,599	94,158	318,837,757
(Loss)/Profit for the financial period	-	-	-	(50,177,049)	(50,177,049)	311,459	(49,865,590)
Gain on foreign currency translations	-	-	3,070,107	-	3,070,107	-	3,070,107
Total comprehensive income/(loss)	-	-	3,070,107	(50,177,049)	(47,106,942)	311,459	(46,795,483)

Transaction with Owners
Reclassification of capital contribution to liabilities	-	(164,575,283)	-	-	(164,575,283)	-	(164,575,283)
Redemption of non-convertible redeemable preference shares by non-controlling interest of a subsidiary	-	-	-	(6,000,000)	(6,000,000)	5,999,000	(1,000)
Disposal of subsidiaries	-	-	-	-	-	(300,312)	(300,312)
Dividend paid to non-controlling interest	-	-	-	-	-	(6,000,000)	(6,000,000)
Total transaction with Owners	-	(164,575,283)	-	(6,000,000)	(170,575,283)	(301,312)	(170,876,595)
Balance at 31 December 2023	23,308,795	-	4,170,297	73,582,282	101,061,374	104,305	101,165,679

The accompanying notes are an integral part of these consolidated financial statements

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED 31 DECEMBER 2023

	Six Months Ended
	31 December 2023	31 December 2022	31 December 2023
	RM	RM	USD

CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/Profit before tax	(62,792,784)	2,426,806	(13,665,459)
Adjustments for:
Depreciation of property, plant and equipment	35,152,128	7,284,888	7,650,082
Amortisation of intangible assets	26,719,984	11,468,240	5,815,013
Depreciation of right-of-use asset	62,286	63,710	13,555
Loss on disposal of subsidiaries	305,818	-	66,555
Interest expense of lease liabilities	5,916	1,578	1,287
Interest income	(829,121)	(221,508)	(180,440)
Unrealised exchange loss	10,326	-	2,247
Waiver of debt	(175,283)	-	(38,146)
Operating (loss)/profit before changes in working capital	(1,540,730)	21,023,714	(335,306)

Changes in working capital:
Trade receivables	101,383,409	(16,805,917)	22,063,854
Other receivables, deposit and prepayments	(10,603,286)	(11,994,592)	(2,307,570)
Trade payables	(6,484,641)	44,352,090	(1,411,239)
Other payables and accruals	(3,502,914)	11,311,257	(762,332)
Cash generated from operations	79,251,838	47,886,552	17,247,407

Interest received	829,121	221,508	180,440
Income tax paid	(24,300)	(12,868)	(5,288)
Net cash generated from operating activities	80,056,659	48,095,192	17,422,559

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(30,000,000)	(72,383,744)	(6,528,836)
Placement of deposit pledged with licensed bank	1,180,439	-	256,896
Proceed from disposal of subsidiaries	(213,504)	-	(46,464)
Proceed from redemption of non-convertible redeemable preference shares by non-controlling interest of a subsidiary	(1,000)	-	(218)
Net cash used in investing activities	(29,034,065)	(72,383,744)	(6,318,622)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED 31 DECEMBER 2023 (CONT’D)

	Six Months Ended
	31 December 2023	31 December 2022	31 December 2023
	RM	RM	USD

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayment to)/ Advance from related companies	(27,900,000)	40,000	(6,071,817)
Increase in fixed deposits with the licensed bank	-	(391,951)	-
Payment of lease liabilities	(66,000)	(66,000)	(14,363)
Repayment to holding company	(21,500,000)	36,738,683	(4,678,999)
Repayment of capital contribution	-	(6,600,000)	-
Issuance of share capital	-	6,807	-
Dividend paid to non-controlling interest	(6,000,000)	-	(1,305,767)
Net cash (used in)/from financing activities	(55,466,000)	29,727,539	(12,070,946)

Net (decrease)/increase in cash and cash equivalents	(4,443,406)	5,438,987	(967,009)
Effect of exchange rate changes	3,070,107	(11,033)	668,141
Cash and cash equivalents at beginning of the period	31,453,867	28,171,145	6,845,238
Cash and cash equivalents at end of the period	30,080,568	33,599,099	6,546,370

Cash and cash equivalents comprised:
Cash and bank balances	30,080,568	33,599,099	6,546,370
Deposits with licensed banks	23,549,306	391,951	5,124,985
	53,629,874	33,991,050	11,671,355

The accompanying notes are an integral part of these consolidated financial statements

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

1.	GENERAL INFORMATION

ARB IOT Group Limited (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on 1 March 2022. The Company through its subsidiaries (collectively, the “Group”), is engaged in provision of hardware and software of Internet of Things solutions to meet customers demand in four business lines, which are IoT Smart Home and Buildings, IoT Smart Agriculture, IoT System Development and IoT Gadget Distribution. The Company is principally engaged in investment holding activities. The principal activities of the subsidiaries are described in Note 2 Principles of consolidation to the financial statements. The principal place of business of the Company is located 2F-09, Pusat Perdagangan IOI, No. 1 Persiaran Puchong Jaya Selatan, Bandar Puchong Jaya, 47100 Puchong, Selangor.

The Company’s controlling shareholder as of 31 December 2023 was ARB Berhad, a company incorporated in October 1997 in Malaysia and becoming listed on the Main Market of Bursa Malaysia Securities Berhad in February 2004.

On 5 February 2024, ARB Berhad announced that the distribution-in-specie (the “Distribution-In-Specie”) of 17,496,142 ordinary shares in ARB IOT Group Limited (“Distributable Shares”), representing approximately 66.18% equity interest held by ARB Berhad in the Company has been distributed to the Entitled Shareholders (as defined below), on the basis of 14 Distributable Shares for every 1,000 ordinary shares in ARB Berhad (“ARB Berhad Shares”) held by the Entitled Shareholders of ARB Berhad whose name appear in the record of depositors of ARB Berhad Shares as of 22 January 2024 (“Entitled Shareholders”).

Subsequent to the completion of Distribution-In-Specie, the Group had ceased to be subsidiaries of ARB Berhad under Malaysia law because ARB Berhad holds 7,503,858 ordinary shares in the Company, or approximately 28.38% of the Company following the Distribution-In-Specie.

The financial statements are presented in Ringgit Malaysia (“RM”) which is also the functional currency of the Group.

The conversion from Ringgit Malaysia into U.S. dollars (“USD”) was made at the exchange rate as of 31 December 2023 on which USD 1.00 equaled RM 4.5950. The use of USD is solely for the convenience of the reader.

2.	SIGNIFICANT ACCOUNTING POLICIES

This summary provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of ARB IOT Group Limited and its subsidiaries.

Basis for preparation

The consolidated operations and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the six-month period ended 31 December 2023 and 2022 include the results, changes in equity and cash flows of the companies comprising the Group as if the Company had always been the holding company of the Group and the current group structure had been in existence throughout period ended 31 December 2023 and year ended 30 June 2023, or since their respective dates of incorporation, where this is a shorter period.

The consolidated financial statements of ARB IOT Group Limited and its subsidiaries have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Basis for preparation (Cont’d)

New or amended Accounting Standards and Interpretations adopted

There was no new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to the company’s current reporting period. Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The company has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Business combinations

Business combinations are accounted for using the acquisition method with assets and liabilities acquired recorded at the acquisition date fair value. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value and the amount of any non-controlling interest share (“NCI”) in the acquiree. For each business combination, the Group elects whether to measure NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred and included in General and administrative expenses.

Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Upon loss of control of a subsidiary, the Group’s profit or loss is calculated as the difference between the fair value of the consideration received and of any investment retained in the former subsidiary and the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Principles of consolidation (Cont’d)

The principal place of business of the subsidiaries are in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows:

	Ownership Interest in equity
Name of company	31 December 2023%	30 June 2023%	Principal activities

ARB IOT (M) Sdn. Bhd.	100	100	Investment holding

ARB IOT Group Sdn. Bhd.	100	100	Investment holding

Subsidiaries of ARB IOT Group Sdn. Bhd.
ARB AI Agro Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB AI Agro Sdn. Bhd.
ARB Agro Technology Sdn. Bhd.	100	100	Business in digital agricultural technology

ARB AI Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB AI Sdn. Bhd.
ARBIOT Sdn. Bhd.	100	100	IoT, internet and multimedia development and consultancy services, and project management

ARB Lab Sdn. Bhd.	100	100	Investment holding

Subsidiaries of ARB Lab Sdn. Bhd.
ARB R&D Sdn. Bhd.	100	100	Development of IT and IoT for software and hardware

Subsidiary of ARB R&D Sdn. Bhd.
ARB Innovation Sdn. Bhd.	100	100	Provision of IT software and hardware solution

ARB R1 Technology Sdn. Bhd	100	100	Dormant

ARB Midware Sdn. Bhd.	-	100	Investment holding

Subsidiary of ARB Midware Sdn. Bhd.
ARB Distribution Sdn. Bhd.	-	51	Distribution of IoT related products

ARB Robotic Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB Robotic Sdn. Bhd.
ARB Intelligence Sdn. Bhd.	100	100	IoT cloud business platform

ARB Techsymbol Sdn. Bhd.	100	100	Investment holding

Subsidiaries of ARB Techsymbol Sdn. Bhd.
ARB Logistic Technologies Sdn. Bhd.	100	100	Dormant

ARB WMS Technologies Sdn. Bhd.	51	51	Business in provision of warehouse management system solution and equipment

ARB 5G Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB 5G Sdn. Bhd.
ARB Big Data Sdn. Bhd.	100	100	Software development and data analysis

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Principles of consolidation (Cont’d)

During the financial period, the Group completed the following subscriptions, acquisitions and disposals of companies:

(1)	On 6 October 2023, ARB IOT Group Sdn. Bhd., an indirect subsidiary of the Company, disposed 100% equity interest in ARB Midware Sdn. Bhd. for a total cash consideration of RM1. Consequently, ARB Midware Sdn. Bhd. and its wholly-owned subsidiary Company, namely ARB Distribution Sdn. Bhd. disposed off from the Group.

In the previous financial year, the Group completed the following subscriptions, acquisitions, disposals and incorporations of companies:

(1)	On 17 April 2023, ARB IOT Group Sdn. Bhd., an direct subsidiary of the Company, acquired 1 ordinary share representing 100% equity interest of ARB Synergy Sdn. Bhd. for a total cash consideration of RM1. Consequently, ARB Synergy Sdn. Bhd. and its wholly-owned subsidiary company, namely ARB Databook Pte. Ltd. became wholly-owned subsidiaries of the ARB IOT Group Sdn. Bhd.

On 27 June 2023, ARB IOT Group Sdn. Bhd. disposed 100% equity interest in ARB Synergy Sdn. Bhd. for consideration of RM1. Consequently, ARB Synergy Sdn. Bhd. and its wholly-owned subsidiary company, ARB Databook Pte. Ltd., disposed off from the Group.

(2)	On 26 May 2023, ARB IOT Group Sdn. Bhd. acquired 10 ordinary shares representing 10% of equity interest of ARB Robotic Sdn. Bhd. from ARB Distribution Sdn. Bhd., an 51% owned subsidiary of the Company, for a total consideration of RM1. Consequently, ARB Robotic Sdn. Bhd. and its wholly-owned subsidiary company, namely ARB Intelligent Sdn. Bhd. became wholly-owned subsidiaries of the Company.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Segmental Information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”). The CODM is comprised of the Management Board of the Group. The Group operates as two segments dedicated to the provision of hardware and software of Internet of Things solutions and investment holding and others. The CODM makes decisions about allocating resources and assessing performance based on the Group as a whole. Accordingly, the Group has determined it operates in two operating and reportable segments.

Foreign currency translation

The financial statements are presented in Ringgit Malaysia, which is the Company’s presentation currency. The use of USD is solely for the convenience of the reader. All the functional currency of subsidiaries of ARB IOT Group Limited are Ringgit Malaysia.

Foreign currency transactions

Foreign currency transactions are translated into Ringgit Malaysia using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items, i.e., at the time of the transaction.

Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenues are recognized upon the application of the following steps:

1	Identification of the contract or contracts with a customer;

2	Identification of the performance obligations in the contract;

3	Determination of the transaction price;

4	Allocation of the transaction price to the performance obligations in the contract; and

5	Recognition of revenue when, or as, the performance obligation is satisfied.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Employee benefits

Short-term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group and the Company. Short-term accumulating compensated absence such as paid annual leave is recognised when services are rendered by employees and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

Defined contribution plan

As required by law, companies in Malaysia make contributions to the Employees’ Provident Fund (“EPF”). The contributions are recognised as a liability after deducting any contribution already paid and as an expense in profit or loss in the period in which the employee render their services. Once the contributions have been paid, the Group and the Company has no further payment obligations.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination or items recognised directly in equity or other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous financial year.

Deferred tax is recognised using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases. Deferred tax is not recognised for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Impairment of assets

Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

Cash and bank balances

For the purposes of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Group holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade payables

Trade payables are liabilities for goods and services provided to the Group prior to the end of the financial period which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All trade payables were current for the period ended 31 December 2023 and for the year ended 30 June 2023.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair value hierarchy

Financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

Level 1 — the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

Level 2 — the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3 — if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The Group recognises transfers between levels of the fair value hierarchy as of the date of the event or change in circumstances that caused the transfers.

3.	CRITICAL ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Significant estimates and judgments

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

There are no significant areas of estimation uncertainty and critical judgements in applying accounting policies that have significant effect on the amounts recognised in the financial statements other than disclosed in the Note 10 - intangible asset.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

4.	CASH AND BANK BALANCES

	31 December 2023	30 June 2023
	RM	RM

Cash and bank balances	30,080,568	31,453,867
Deposits with license banks	23,549,306	24,729,745
	53,629,874	56,183,612

(a)	Cash and bank balances are classified as financial assets measured at amortised cost.

(b)	Included in foreign currency deposit with a licensed bank of the Group is an amount of RM 23,549,306 (30.06.2023: RM 24,729,745) pledged to a licensed bank as securities for bank facilities granted to a subsidiary.

5.	TRADE RECEIVABLES

	31 December 2023	30 June 2023
	RM	RM
Current
Trade receivables
- Third parties	2,700,000	38,356,692

(a)	Trade receivables are classified as financial assets measured at amortised cost.

(b)	Trade receivables are non-interest bearing and the normal credit terms of trade receivables granted by the Group ranged from 30 to 210 days (30.06.2023: 30 to 210 days). Other credit terms are assessed and approved on a case-by-case basis. They are recognised at their original invoices amounts, which represent their fair values on initial recognition.

(c)	Impairment for trade receivables that do not contain a significant financing component are recognised based on the simplified approach using the lifetime expected credit losses.

The Group uses an allowance matrix to measure the expected credit loss of trade receivables from individual customers. Expected loss rates are calculated using the roll rate based on the probability of a receivable progressing through successive stages of delinquency to 210 days past due.

The expected loss rates are based on the historical credit losses experienced by the Group. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the customers of the Group. The Group has identified the base lending rate, unemployment rate, inflation rate and labor force participation as the key macroeconomic factors. Nevertheless, the Group believe that these factors are immaterial for the purpose of impairment calculation for the period/year.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

5.	TRADE RECEIVABLES (CONT’D)

(d)	For trade receivables, which are reported net, such impairments are recorded in a separate impairment account with the loss being recognised within administrative expenses in the statements of profit or loss and other comprehensive income. On confirmation that the trade receivable would not be collectable, the gross carrying value of the asset would be written off against the associated impairment.

Management exercised significant judgments in determining the probability of default by trade receivables and appropriate forward-looking information.

(e)	Lifetime expected loss provision for trade receivables of the Group are as follows:

	Gross carrying amount	Total impairment	Net carrying amount
	RM	RM	RM
31 December 2023

Current	2,700,000	-	2,700,000

30 June 2023

Current	37,459,509	-	37,459,508

Past due:
1 to 30 days	812,976	-	812,977
31 to 120 days	84,207	-	84,207
	38,356,692	-	38,356,692

(f)	The Group does not have significant exposure to single customers or to industry groups and does not anticipate the carrying amounts recorded at the end of the reporting period to be significantly different from the values that would eventually be received.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

6.	OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	31 December 2023	30 June 2023
	RM	RM

Other receivables	710,429	305,138
Deposits	15,034,475	5,023,150
Prepayments	164,480	193,135
	15,909,384	5,521,423
Less : Impairment
Other receivables	(50,847)	(50,847)
	15,858,537	5,470,576

(a)	Other receivables and deposits are classified as financial assets measured at amortised cost.

(b)	Impairment for other receivables are recognised based on the general approach within IFRS 9 using the forward looking expected credit loss model. The methodology used to determine the amount of the impairment is based on whether there has been a significant increase in credit risk since initial recognition of the financial asset. For those in which the credit risk has not increased significantly since initial recognition of the financial asset, twelve month expected credit losses along with gross interest income are recognised. For those in which credit risk has increased significantly, lifetime expected credit losses along with the gross interest income are recognised. For those that are determined to be credit impaired, lifetime expected credit losses along with interest income on a net basis are recognised.

The Group defined significant increase in credit risk based on payment trends and past due information.

A financial asset is ‘credit impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit impaired includes the following observable data:

(i)	Significant financial difficulties of the debtor;

(ii)	It is probable that the debtor will enter bankruptcy or other financial reorganisation; or

(iii)	The disappearance of an active market for a security because of financial difficulties.

The probability of non-payment by other receivables is adjusted by forward looking information as stated in Note 5(c) and multiplied by the amount of the expected loss arising from default to determine the twelve month or lifetime expected credit loss for the other receivables.

(c)	No expected credit loss is recognised arising from other receivables and deposits as it is negligible.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

7.	AMOUNT DUE FROM/(TO) RELATED COMPANIES/HOLDING COMPANY

	31 December 2023	30 June 2023
	RM	RM
Amount due from related companies
- trade	-	29,105,000
- non-trade	-	38,070,000
	-	67,175,000

Amount due to related companies
- trade	-	(100,000)
- non-trade	-	(27,800,000)
	-	(27,900,000)

Amount due to holding company
- non-trade	-	(21,500,000)

(a)	Amount due from/(to) related companies and holding company are classified as financial liabilities measured at amortised cost.

(b)	The amount due from/(to) related companies and holding company are unsecured, interest free, repayable upon demand and payable with next twelve (12) month.

(c)	The maturity profile of the amount due from/(to) related companies and holding company are at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

8.	PROPERTY, PLANT AND EQUIPMENT

Computer system and equipment

	31 December 2023	30 June 2023
	RM	RM

Cost

As at 1 July	128,400,232	56,017,056
Additional	30,000,000	72,383,744
Disposal	-	(569)
As at 31 December/30 June	158,400,232	128,400,231

Accumulated depreciation

As at 1 July	(16,793,678)	(933,859)
Additional	(35,152,128)	(15,859,909)
Disposal	-	90
As at 31 December/30 June	(51,945,806)	(16,793,678)

Net carrying amount	106,454,426	111,606,553

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

8.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

Computer system and equipment (Cont’d)

(a)	All items of property, plant and equipment are initially measured at cost. After initial recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

(b)	Depreciation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are as follows:

Computer system and equipment	10% - 33%

9.	RIGHT-OF-USE ASSET/LEASE LIABILITY

Office space

	31 December 2023	30 June 2023
	RM	RM

Right-of-use asset
Cost

As at 1 July	280,288	222,984
Additional	-	280,288
As at 31 December/30 June	280,288	503,272

Accumulated depreciation

As at 1 July	(20,762)	(116,801)
Charge for the period/year	(62,286)	(126,945)
As at 31 December/30 June	(83,048)	(243,746)

Net carrying amount	197,240	259,526

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

9.	RIGHT OF USE ASSET/LEASE LIABILITY (CONT’D)

Office space (Cont’d)

	31 December 2023	30 June 2023
	RM	RM

Lease liability

As at 1 July	260,592	108,069
Addition	-	280,288
Interest charged	5,916	4,235
	266,508	392,592
Payment of:
- principal	(60,084)	(127,765)
- interest	(5,916)	(4,235)
	(66,000)	(132,000)
Net carrying amount	200,508	260,592

(a)	The Group lease an office space in the location which it operates. The lease of the office space comprised fixed payment over the lease term.

(b)

The right of use asset is initially measured at cost, which comprise the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date of the lease. After initial recognition, right of use asset is stated at cost less accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of the lease liability.

The right of use asset is depreciated on the straight-line basis over the earlier of the estimated useful lives of the right of use asset or the end of the lease term. The lease terms for office space are two (2) years.

(c)	The Group has certain leases of premises and equipment with lease term of twelve (12) months or less, and low value leases of office equipment of RM20,000 and below. The Group applies the “short-term lease” and “lease of low-value-assets” exemptions for these leases.

(d)	The following are the amounts recognized in profit or loss:

	31 December 2023	31 December 2022
	RM	RM

Administrative expenses:
- depreciation of right of use asset	62,286	63,710
- expense relating to short-term leases	55,222	48,000
- expense relating to leases of low-value assets	3,445	3,180

Finance costs:
- interest expense on lease liability	5,916	1,578

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

9.	RIGHT OF USE ASSET/LEASE LIABILITY (CONT’D)

Office space (Cont’d)

(e)	The table below summarizes the maturity profile of the lease liability as at the end of the reporting period based on contractual undiscounted repayment obligations as follows:

	Weighted average incremental borrowing rate	Within one year	One to five years	Total
	%	RM	RM	RM
31 December 2023

Lease liability	3.88	132,000	77,000	209,000

30 June 2023

Lease liability	3.88-5.02	132,000	143,000	275,000

(f)

The Group leases several assets that include extension and termination options. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. Management determines whether these extension and termination options are reasonably certain to be executed.

As at 31 December 2023, there are no undiscounted potential future rental payments that are not included in the lease term.

(g)	For the purpose of the statements of cash flows, the reconciliation of liability arising from financing activities as follows:

	31 December 2023	31 December 2022
	RM	RM

Cash flows	(66,000)	(66,000)

Non-cash flows
Accretion of interest	5,916	1,578
At the end of the period	(60,084)	(64,422)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

10.	INTANGIBLE ASSET

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
31 December 2023

Cost
As at 1 July	31,864,594	108,183,436	29,884,537	169,932,567
Additions	-	-	-	-
As at 31 December	31,864,594	108,183,436	29,884,537	169,932,567

Accumulated Amortisation
As at 1 July	(6,638,457)	(46,663,254)	-	(53,301,711)
Charge for the period	(1,593,230)	(25,126,754)	-	(26,719,984)
As at 31 December	(8,231,687)	(71,790,008)	-	(80,021,695)

Net carrying amount
As at 31 December 2023	23,632,907	36,393,428	29,884,537	89,910,872

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
30 June 2023

Cost
As at 1 July	31,864,594	108,183,437	29,884,537	169,932,568
Additions	-	-	47,799	47,799
Disposal	-	-	(47,799)	(47,799)
As at 30 June	31,864,594	108,183,437	29,884,537	169,932,568

Accumulated Amortisation
As at 1 July	(3,451,997)	(27,426,567)	-	(30,878,564)
Charge for the year	(3,186,460)	(19,236,688)	-	(22,423,148)
As at 30 June	(6,638,457)	(46,663,255)	-	(53,301,712)

Net carrying amount
As at 30 June 2023	25,226,137	61,520,182	29,884,537	116,630,856

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

10.	INTANGIBLE ASSET (CONT’D)

Supply/Service Agreements

Supply Agreement, Service Agreement and the Reseller and Drone Service Agreement (“Supply/Service Agreements”) recognized in a business combination is a contract-based intangible asset at the acquisition date and is initially measure at cost. After initial recognition, Supply/Service Agreement is measured at cost less accumulated amortisation and accumulated impairment losses.

For the purpose of initial cost recognition, The Group had appointed Independent Valuer (“the Valuer”) to value Supply/Service Agreement based on Discounted Cash Flow Valuation Model (“DCF valuation model”), where the Valuer has adopted the mid-point cost of equity (“Ke”) as the discount rate for future cash flows on 3 June 2022.

The initial cost recognition was taken the following basis into consideration:

●	the expected cash flows received by Digital Agrophonic Sdn Bhd (“DASB”) derived from the execution of the Supply/Service Agreements, whereby DASB is authorised to sell, promote, market the products and drone services to customers net present value of such cash flows. Subsequent to the execution of the Reseller and Drone Service Agreement, DASB has signed the Supply Agreement and Service Agreement for:-

(i)

provision of all-in-one drone services to streamline workflows on farms and plantation which includes but not limited to spraying pest protection solution for a variety of crops for a period of ten (10) years; and

(ii)	purchase of Multi-Rotor Agricultural unmanned aeril vehicles (“UAV”) manufactured and marketed under the trademark of Guangzhou Xaircraft Technology Co. Ltd (“GXT”) for a period of ten (10) years and Multi-Rotor Agricultural UAVs from others suppliers from other countries.

●	the potential future economic benefits expected to derived from the Reseller and Drone Services Agreement for the next ten (10) years period with an option to renew for another five (5) years; and

●	rationale and prospects of the Subscription.

The calculation initial cost of Supply/Service Agreement are most sensitive the following assumptions:

(i)	Revenue and income pursuant to the Reseller and Drone Service Agreement, the Supply Agreement, and the Service Agreement for the period from ten (10) years, which is derived from 2 main sources as follows:

●	Sale of Products – Multi-Rotor Agricultural UAVs

●	Drone Services – Services of providing all-in-one drone services to streamline workflows on farms and plantations which includes but not limited to spraying pest protection solution for a variety of crops.

The selling price per unit of the products are approximately RM5,800 per unit, inflated by 5% per annum for every 3-year intervals. Approximately 272 units is expected to be sold within these ten (10) years.

Drone Services provided will be charged at a rate of approximately RM342,800 per month and shall be inflated by 5% per annum for every 3-years intervals. Approximately 608 times of the services is expected to be provided within these ten (10) years.

The calculation initial cost of Supply/Service Agreement are most sensitive the following assumptions:

(ii)	There will be no unusual events or transactions that will materially affect the operations or results of DASB.

(iii)	There will be no legal proceedings against DASB which will adversely affect the activities or performance of DASB or give rise to any contingent liabilities., which will materially affect the position or business of DASB.

(iv)	There will be no adverse effects from weather conditions, industrial accidents or other similar occurrence, climatic diseases, wars, terrorist attacks, and other natural risks, both domestically and internationally, that may affect the operations, income and expenditure of DASB.

(v)	DASB meets all the regulations and standards prescribed by the authorities.

(vi)	There will be not any substantial impairment to the carrying value of DASB’s non-current assets.

(vii)	Pre-tax discount rate of 11.79% (30.06.2023: 11.79%) per annum has been be applied in the determining the initial cost recognition.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

10.	INTANGIBLE ASSET (CONT’D)

Computer system

Computer system comprise of source codes recognized in a business combination at the acquisition date and source codes purchased from third parties, which were held for use in the production or supply of goods or services to customers. The source codes are initially measure at cost. After initial recognition, source codes are measured at cost less accumulated amortisation and accumulated impairment losses.

Amortisation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are 33%.

Goodwill

Goodwill recognised in a business combination is an asset at the acquisition date and is initially measured at cost. After initial recognition, goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to the Group’s CGUs which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The recoverable amounts of the CGUs have been determined based on value in use (“VIU”) calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The calculations of VIU for the CGUs are most sensitive to the following assumptions:

(i)	Revenue growth rates

The forecasted growth rates are determined based on past performance of the CGUs.

(ii)	Expenses growth rate

Expenses are projected at annual increase of approximately 3.0% (30.06.2023: 3.0%) per annum.

(iii)	Pre-tax discount rates

Pre-tax discount rate of 4.09% (30.06.2023: 4.09%) per annum has been applied in determining the recoverable amount of the CGUs.

(iv)	Profit margin

Profit margins are projected based on the historical profit margin achieved or predetermined profit margin for the CGUs.

With regards to the assessment of the value-in-use of the CGU relating to goodwill, no impairment loss was recognised for the intangible assets on consolidation in the previous year as its recoverable value was in excess of its carrying values.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

11.	TRADE PAYABLES

	31 December 2023	30 June 2023
	RM	RM

Current
Trade payables
- Third parties	-	7,102,712

(a)	Trade payables are classified as financial liabilities measured at amortised cost.

(b)	Trade payables are non-interest bearing and the normal trade credit terms granted to the Group range from 30 to 210 days. (30.06.2023: 30 to 210 days).

(c)	The maturity profile of the trade payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

12.	OTHER PAYABLES AND ACCRUALS

	31 December 2023	30 June 2023
	RM	RM

Other payables	161,053,024	195,181
Accruals	1,082,868	1,494,376
	162,135,892	1,689,557

(a)	Other payables and accruals are classified as financial liabilities measured at amortised cost.

(b)	The maturity profile of the other payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

13.	DEFERRED TAX LIABILITIES

	31 December 2023	30 June 2023
	RM	RM

As at 1 July	18,348,654	18,113,481
(Reversal)/Recognised in profit or loss	(13,164,961)	235,172
As at 31 December/30 June	5,183,693	18,348,653

Components of deferred tax assets and liabilities at the end of each reporting period/year comprise the tax effects of:

	31 December 2023	30 June 2023
	RM	RM

Excess of net carrying amount over tax written down value of plant and equipment	6,656,542	16,273,798
Unabsorbed capital allowances	(7,142,669)	(3,979,418)
Unabsorbed tax loses	(2,078)	-
Intangible asset	5,671,898	6,054,273
	5,183,693	18,348,653

14.	SHARE CAPITAL

	31 December 2023		30 June 2023
	Number of		Number of
	shares	Amount	shares	Amount
		RM		RM

Issued and fully paid ordinary shares
At the beginning of the period/year	26,437,500	23,308,795	10,000,000	4,416
Issuance of shares	-	-	16,437,500	23,304,379
As at end of the period/year	26,437,500	23,308,795	26,437,500	23,308,795

On 19 September 2022, the Company issued 15,000,000 new ordinary shares at a price of USD0.0001 per ordinary share for a total cash consideration of USD1,500 for working capital purposes.

On April 5 2023, the Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “ARBB” On 10 April 2023, the Company closed its initial public offering (“IPO”) of 1,250,000 ordinary shares at a public offering price of USD4.00 per ordinary share. The Company raised approximately USD5 million in gross proceeds from its IPO, before deducting underwriting discounts and other related expenses. On April 25, 2023, the Company completed the sale of an additional 187,500 ordinary shares at the public offering price of $4.00 per share, pursuant to the exercise by the underwriter of the over-allotment option, in full, granted to it in connection with our IPO.

Owners of the Company are entitled to receive dividends as and when declared by the Company and are entitled to one (1) vote per ordinary share at meetings of the Company. All ordinary shares rank pari passu with regard to the residual assets of the Company.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

15.	CAPITAL CONTRIBUTION

The advance from holding company classified under equity represents amount that is not expected to be repaid in the foreseeable future and effectively represents additional investment into the Company by the holding company.

16.	NON-CONTROLLING INTERESTS

	31 December 2023	30 June 2023
	RM	RM

Non-controlling interests	104,305	94,158

(a)	Subsidiaries of the Group that have material non-controlling interests (“NCI”) are as follows:

31 December 2023	ARB WMS	ARB Distribution	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	49%	49%	-	-
Carrying amount of NCI (RM)	103,905	-	400	104,305
(Loss)/Profit allocated to NCI (RM)	(1,162)	312,621	-	311,459
Total comprehensive (loss)/ income allocated to NCI (RM)	(1,162)	312,621	-	311,459

30 June 2023	ARB Robotic Group	ARB WMS	ARB Distribution	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	-	49%	49%	-	-
Carrying amount of NCI (RM)	-	105,068	(12,310)	1,400	94,158
31 December 2022
Profit/(Loss) allocated to NCI (RM)	680,477	-	583,933	(1,883)	1,262,527
Total comprehensive income/(loss) allocated to NCI (RM)	680,477	-	583,933	(1,883)	1,262,527

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

16.	NON-CONTROLLING INTERESTS (CONT’D)

(b)	Summarised financial information of the subsidiaries that have material NCI as at the end of each reporting period prior to intra-group elimination are as follows:

ARB WMS
RM
31 December 2023
Assets and liabilities
Current assets	217,224
Current liabilities	(5,172)
Net assets	212,052

Results
Revenue	-
Loss for the financial period	(2,372)
Total comprehensive loss	(2,372)

Cash flows used in operating activities	(200)
Cash flows from/(used in) investing activities	-
Cash flows from/(used in) financing activities	-
Net decrease in cash and cash equivalents	(200)

	ARB WMS	ARB Distribution
	RM	RM
30 June 2023
Assets and liabilities
Current assets	217,428	6,896,593
Current liabilities	(3,000)	(3,461,715)
Net assets	214,428	3,434,878

Results
Revenue	-	-
Profit for the financial year	-	20,143,250
Total comprehensive income/(loss)	3,460	(31,525)

Cash flows (used in)/from operating activities	(69,997)	105,708
Cash flows from investing activities	-	10
Cash flows from financing activities	-	2,600,000
Net (decrease)/increase in cash and cash equivalents	(69,997)	2,705,718

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

16.	NON-CONTROLLING INTERESTS (CONT’D)

(c)	Acquisition/Disposal of non-controlling interest

31 December 2023

On 6 October 2023, ARB IOT Group Sdn. Bhd., disposed 100% equity interest in ARB Midware Sdn. Bhd., for a total consideration of RM1. Consequently, ARB Midware Sdn. Bhd. and its subsidiary company, namely ARB Distribution Sdn. Bhd. were disposed off from the Group.

30 June 2023

On 26 May 2023, the Group had acquired 10 ordinary shares representing 10% of equity interest of ARB Robotic Sdn. Bhd. from ARB Distribution Sdn. Bhd., an 51% owned subsidiary of the Company, for a total consideration of RM 1. As a result, the Group had increased controlling equity interest in ARB Robotic Sdn. Bhd. from 95.1% to 100% at the date of acquisition.

Other than the above subsidiaries, the controlling equity interest of individually immaterial subsidiaries remain unchanged as at 31 December 2023 and 30 June 2023.

17.	REVENUE

	Six Months Ended
	31 December 2023	31 December 2022
	RM	RM

Revenue from contracts with customers
Project management fees	25,906,300	2,500,000
Sale of goods	5,716,648	121,021,552
	31,622,948	123,521,552

Timing of revenue recognition
Transferred at a point in time	31,622,948	123,521,552

(a)	Project management and rendering of information technology system

Revenue from project management fees and rendering of information technology system are recognised at a point in time when control of the goods is passed to the customer, which is point in time when the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

(b)	Sales of goods

The Group is engaged in supply and install customised IoT software or hardware. The majority of the sale of goods contracts are supply and install customised a set of IoT Smart Agriculture solution and customised source codes and reseller of mobile gadget and the relevant accessories.

Revenue from sale of goods is recognised at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer.

There is no material right of return and warranty provided to the customers on the sale of goods and there is no significant financing component in the revenue arising from sale of goods as the sales are made on the normal credit terms not exceeding twelve months.

(c)	Dividend income

Dividend income is recognized when the right to receive dividend payment is established.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

18.	(LOSS)/PROFIT BEFORE TAX

	Six Months Ended
	31 December 2023	31 December 2022
	RM	RM

(Loss)/Profit before tax is arrived at after charging:
Depreciation of:
- property, plant and equipment	35,152,128	7,284,888
- right of use assets	62,286	63,710
Amortisation of intangible asset	26,719,984	11,468,240
Directors’ remuneration	12,723	-
Loss on disposal of subsidiaries	305,818	-
Rental of premises	55,222	48,000
Rental of equipment	3,445	3,180
Interest expense of lease liabilities	5,916	1,578

And crediting:
Wavier of debts	(175,283)	-
Interest income	(829,121)	(221,508)

19.	TAX EXPENSE

	Six Months Ended
	31 December 2023	31 December 2022
	RM	RM

Income tax
- Current period/year provision	221,207	3,570,982
- Under/(Over) provision in prior period	16,560	-
	237,767	3,570,982
Deferred tax (Note 13)
- Relating to origination and reversal of temporary differences	(9,622,771)	(6,062,764)
- Over provision in prior period	(3,542,190)	(14,160)
	(13,164,961)	(6,076,924)
	(12,927,194)	(2,505,942)

Malaysian income tax is calculated at the statutory tax rate of 24% (31.12.2022: 24%) of the estimated taxable profit for the fiscal year.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

19.	TAX EXPENSE (CONT’D)

Numerical reconciliation between the average effective tax rate and the applicable tax rate of the Group is as follows:

	Six Months Ended
	31 December 2023	31 December 2022
	RM	RM

(Loss)/Profit before tax (“PBT”)	(62,792,784)	2,426,806

Tax at Malaysian statutory rate of 24% (31.12.2022: 24%)	15,070,268	(582,434)

Tax effects in respect of:
Non-allowable expenses	(95,991)	(236,665)
Non-taxable income	-	2,384,998
Deferred tax assets not recognized	(10,945,830)	925,745
Changes in unrecognized temporary differences	2,539,157	-
Utilisation of unrecognized deferred tax assets	2,833,960	138
	9,401,564	2,491,782

(Over)/Under provision in prior period:
Income tax	(16,560)	-
Deferred tax (Note 13)	3,542,190	14,160
Tax expense	12,927,194	2,505,942

20.	(LOSS)/EARNINGS PER ORDINARY SHARE (“EPS”)

(a)	Basic EPS

The basic EPS of the Group is calculated based on the (loss)/profit attributable to Owners (ordinary equity holders) of the Company divided by the weighted average number of ordinary shares in issue.

	Six Months Ended
	31 December 2023	31 December 2022

(Loss)/Profit attributable to Owners of the Company (RM)	(50,177,049)	3,670,221
Weighted average number of ordinary shares in issue	21,999,658	18,396,739
Basic EPS (RM)	(2.28)	0.20

(b)	Diluted EPS

The diluted EPS of the Group for the period ended 31 December 2023 and 2022 are same as the basic EPS of the Group as the Group has no dilutive potential ordinary shares.

	Six Months Ended
	31 December 2023	31 December 2022

(Loss)/Profit attributable to Owners of the Company (RM)	(50,177,049)	3,670,221
Weighted average number of ordinary shares in issue	21,999,658	18,396,739
Diluted EPS (RM)	(2.28)	0.20

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

21.	EMPLOYEE BENEFITS

	Six Months Ended
	31 December 2023	31 December 2022
	RM	RM

Salaries, wages, bonuses and allowances	2,720,261	1,498,795
Defined contribution plans	332,126	114,148
Social security contributions	27,993	5,551
Other employee benefits	13,817	24,542
	3,094,197	1,643,036

22.	OPERATING SEGMENTS

The Group’s businesses are organised into business units based on their products and services provided. The performance of each segment is measured based on the internal management report reviewed by Chief Operating Decision Maker. The Group business segments as follow:

(a)	Internet of Things (“IoT”)

(b)	Investment holding and others

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The inter-segment transactions have been entered into at arms-length with terms mutually agreed between the segments and have been eliminated to arrive at the Group’s results.

(a)	Business segments

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment:

As of 31 December 2023

	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	217,842,159	50,908,790	268,750,949
Deferred tax assets and tax recoverable	20,849	-	20,849
Total assets	217,863,008	50,908,790	268,771,798

Liabilities
Segment liabilities	1,032,716	161,303,684	162,336,400
Deferred tax liabilities and tax payable	5,247,332	22,387	5,269,719
Total liabilities	6,280,048	161,326,071	167,606,119

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

22.	OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment: (Cont’d)

As of 31 December 2023 (Cont’d)

	IoT	Investment holding and others	Total
	RM	RM	RM
Additions to non-current assets:
Property, plant and equipment	30,000,000	-	30,000,000

Six Months Ended 31 December 2023
Revenue
Total revenue	31,622,948	-	31,622,948
- Inter-segment revenue	-	-	-
Revenue from external parties	31,622,948	-	31,622,948

Results
Loss before interest, depreciation and tax	(798,818)	(882,773)	(1,681,591)
Depreciation of:
- property, plant and equipment	(35,152,128)	-	(35,152,128)
- right-of-use assets	(62,286)	-	(62,286)
Amortisation of intangible asset	(26,719,984)	-	(26,719,984)
Finance income/(cost), Net	106,837	716,368	823,205
Loss before tax	(62,626,379)	(166,405)	(62,792,784)
Tax expense	12,943,862	(16,668)	12,927,194
Loss for the period	(49,682,517)	(183,073)	(49,865,590)

As of 30 June 2023
	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	364,549,780	31,133,035	395,682,815
Deferred tax assets and tax recoverable	20,849	-	20,849
Total assets	364,570,629	31,133,035	395,703,664

Liabilities
Segment liabilities	36,181,129	22,271,732	58,452,861
Deferred tax liabilities and tax payable	18,400,243	12,804	18,413,046
Total liabilities	54,581,372	22,284,536	76,865,907

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

22.	OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

As of 30 June 2023 (Cont’d)

	IoT	Investment holding and others	Total
	RM	RM	RM
Additions to non-current assets:
Property, plant and equipment	72,383,744	-	72,383,744

Six Months Ended 31 December 2022
Revenue
Total revenue	123,521,552	-	123,521,552
Inter-segment revenue	-	-	-
Revenue from external parties	123,521,552	-	123,521,552

Results
Profit/(Loss) before interest, depreciation and tax	22,526,939	(1,503,225)	21,023,714
Depreciation of:
- property, plant and equipment	(7,284,888)	-	(7,284,888)
- right-of-use assets	(63,710)	-	(63,710)
Amortisation of intangible asset	(11,468,240)	-	(11,468,240)
Finance income/(cost), Net	200,758	19,172	219,930
Profit/(Loss) before tax	3,910,859	(1,484,053)	2,426,806
Tax expense	2,509,371	(3,429)	2,505,942
Profit/(Loss) for the period	6,420,230	(1,487,482)	4,932,748

(b)	Geographical segments

The Group operates predominantly in Malaysia and revenue from overseas is insignificant. Accordingly, the information by geographical segment is not presented.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

23.	RELATED PARTY DISCLOSURES

(a)	Identification of related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties also include Key Management Personnel defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group either directly or indirectly. The Key Management Personnel include all the Directors of the Group.

The Group has related party relationship with its subsidiaries, related companies, Directors and companies in which Directors of the Group have interest.

(b)	The Group had the following transactions with related parties during the financial period:

	Six Months Ended
	31 December 2023	31 December 2022
	RM	RM

Related companies
- Rendering of information technology system services fee	25,000,000	-
- Site support and maintenance services fee	436,300	-
- Project management fee income	-	-
- Project management fee expenses&	(12,000,000)	-

Related parties
- Rendering of information technology system	-	-
- Renovation work	-	-
- Rental paid	(66,000)	(66,000)

&	Other than the above management fee, ARB Berhad’s subsidiaries out of the Group had provided specific project management services to the Group. The common cost majority comprise of IT technical staff payroll including remuneration, defined contribution plan, social security contribution and other employee benefit. Followed by upkeep of computer system, depreciation of property, plant and equipment and other expenses.

The related party transactions described above were carried out on agreed contractual terms and conditions and in the ordinary course of business between the related parties of the Group.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

23.	RELATED PARTY DISCLOSURES (CONT’D)

(c)	Compensation of key management personnel

The key management personnel comprise the Directors of the Group and their remuneration during the financial year are disclosed in Note 21 to the financial statements.

Dato Sri Liew Kok Leong is the Executive Director of the Group. He is also both the Chief Executive Officer and Executive Director of ARB Berhad.

Dato Sri Liew Kok Leong resigned from his positions as Chief Executive Officer and Executive Director of ARB Berhad on 28 December 2023.

24.	RISK MANAGEMENT OVERVIEW

The overall financial risk management objective of the Group is to optimise its shareholders value and not to engage in speculative transactions.

The Group is exposed mainly to market risk (which comprises interest rate risk), credit risk and liquidity and cash flow risk arising from their business activities.

(a)	Market risk: Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the financial instruments of the Group and of the Company will fluctuate because of changes in market interest rates. The exposure to market risk of the Group for changes in interest rates relates primarily to the deposits placed with licensed banks of the Group.

Sensitivity analysis for interest rate risk

The Group is not exposed to interest rate risk as the interest-bearing financial instruments carry fixed interest rates. As such, sensitivity analysis is not disclosed.

(b)	Credit risk

Exposure to credit risk arises mainly from sales made on credit terms. The Group controls the credit risk on sales by ensuring that its customers have sound financial position and credit history. The Group also seeks to invest cash assets safely and profitably with approved financial institutions in line with the policy of the Group.

Exposure to credit risk

At the end of each reporting period, the maximum exposure to credit risk of the Group and of the Company is represented by the carrying amount of each class of financial assets recognised in the statements of financial position. Information regarding credit enhancement for trade and other receivables is disclosed in Notes 5 and 6 respectively.

(a)	Credit risk concentration profile

The credit risk concentration profile has been disclosed in Note 5.

(b)	Liquidity and cash flow risk

Liquidity and cash flow risks are the risks that the Group and the Company will not be able to meet their financial obligation when they are fall due. The exposure of the Group and of the Company to liquidity risk are principally from their payable and lease liabilities.

The Group actively manages its debt maturity profile, operating cash flows and the availability of funding so as to ensure that all operating, investing and financing needs are met. In executing its liquidity risk management strategy, the Group measures and forecasts its cash commitments and maintains a level of cash and cash equivalents deemed adequate to finance the activities of the Group.

The analysis of financial instruments by remaining contractual maturities has been disclosed in Notes 11 and 12 to the financial statements respectively.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

25.	BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARIES

(a)	Acquisition of equity interest in subsidiaries

30 June 2023

In the previous year, there were acquisitions of ARB Synergy Sdn. Bhd. (“ARB Synergy”) and its subsidiary, namely ARB Databook Pte. Ltd. (“ARB Databook”), collectively as Synergy Group.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries were as follows:

ARB Synergy Group
RM

Fair value consideration for the acquisitions	1
Less: Cash and cash equivalents of subsidiaries acquired	(1,296)
Cash outflow from acquisition of subsidiaries	(1,295)

The recognised provisional fair values of identifiable assets and liabilities of subsidiaries at acquisition date were as follows:

ARB Synergy
Group
RM

Cash and bank balances	1,297
Other receivables	1,975
Other payables and accruals	(51,069)
Net liabilities	(47,797)
Non-controlling interests measured at fair value	-
Group’s share of net assets	(47,797)
Add: Goodwill on consolidation	47,798
Total fair value of consideration for the acquisitions	-

The fair value of the non-controlling interest represents its share of the fair value of subsidiaries at the acquisition date, estimated using the purchase price allocation method. The bargain purchase on business combination is not taxable for tax purpose.

ARB Synergy Group continued the following revenue and loss to the Group’s consolidated statements of operations for the year ended 30 June 2023 since the date of acquisitions:

ARB Synergy
Group
RM

Revenue	-
Loss before tax	(52,940)
Loss for the period	(52,940)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

25.	BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARIES (CONT’D)

(b)	Disposal of equity interest in subsidiaries

31 December 2023

During the financial period, there are disposal ARB Midware Sdn. Bhd. and its subsidiary, ARB Distribution Sdn. Bhd. (“ARB Midware Group”).

The effects on the Group’s financial statements is as follows:

ARB Midware
Group
RM

Cash proceed	1
Less: Cost of investment in subsidiaries	(1)
Gain/(Loss) on disposal of subsidiaries at subsidiaries’ company level	-
Post-acquisition reserves recognized up to the date of disposal	(305,818)
(305,818)
Realisation of foreign currency translation gain reclassified from reserve	-
Loss on disposal of subsidiaries at the Group level	(305,818)

The value of assets and liabilities of disposal of subsidiaries are as follows:

ARB Midware
Group
RM

Trade receivables	1,448,282
Other receivables, prepayments and deposits	205,000
Cash and bank balances	213,504
Trade payables	(618,071)
Other payables and accruals	(450,749)
Tax payables	(191,834)
606,132
Non-controlling interest	(300,313)
305,819
Add: Goodwill	-
305,819
Loss on disposal of subsidiaries at the Group level	(305,818)
Net disposal proceeds	1
Cash and cash equivalents of subsidiaries disposed	(213,504)
Net cash outflow upon disposal of subsidiaries	(213,503)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

25.	BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARIES (CONT’D)

(b)	Disposal of equity interest in subsidiaries (Cont’d)

30 June 2023

In the previous year, there was disposal of ARB Synergy Sdn. Bhd. and its subsidiary, ARB Databook Pte. Ltd..

The effects on the Group’s financial statements were as follows:

ARB Synergy
Group
RM

Cash proceed	1
Less: Cost of investment in subsidiaries	(1)
Gain on disposal of subsidiaries at subsidiaries’ company level	-
Pre-acquisition reserves recognized upon acquisition	(47,799)
Post-acquisition reserves recognized up to the date of disposal	54,764
6,965
Realisation of foreign currency translation gain reclassified from reserve	(787)
Gain on disposal of subsidiaries at the Group level	6,178

The value of assets and liabilities of disposal of subsidiaries were as follows:

ARB Synergy
Group
RM

Other receivables, prepayments and deposits	7,639
Cash and bank balances	2,950
Other payables and accruals	(65,352)
(54,763)
Realisation of foreign currency translation gain reclassified from reserve	787
(53,976)
Add: Goodwill	47,799
(6,177)
Gain on disposal of subsidiaries at the Group level	6,178
Net disposal proceeds	1
Cash and cash equivalents of subsidiaries disposed	(2,950)
Net cash outflow upon disposal of subsidiaries	(2,949)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2023

26.	SIGNIFICANT EVENT DURING THE REPORTING PERIOD

On 5 February 2024, ARB Berhad announced that the Distribution-In-Specie of 17,496,142 ordinary shares in ARB IOT Group Limited, representing approximately 66.18% equity interest held by ARB Berhad in the Company has been distributed to the Entitled Shareholders, on the basis of 14 Distributable Shares for every 1,000 ordinary shares in ARB Berhad held by the Entitled Shareholders of ARB Berhad whose name appear in the record of depositors of ARB Berhad Shares as of 22 January 2024.

Subsequent to the completion of Distribution-In-Specie, the Group had ceased to be subsidiaries of ARB Berhad under Malaysia law because ARB Berhad holds 7,503,858 ordinary shares in the Company, or approximately 28.38% of the Company following the Distribution-In-Specie.